Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

ARTICLES OF INCORPORATION OF

DPAC TECHNOLOGIES CORP.,

a California corporation

Steven D. Runkel and Stephen J. Vukadinovich hereby certify that:

1. They are the President and Secretary, respectively, of DPAC Technologies Corp., a California corporation (the “Corporation”).

2. Article III of the Articles of Incorporation of this Corporation is amended as follows:

III

“(a) The number of shares of common stock authorized is Five Hundred Million (500,000,000).”

3. The foregoing amendment to the Corporation’s Articles of Incorporation has been duly approved by the Board of Directors.

4. The foregoing amendment to the Corporation’s Articles of Incorporation has been duly approved by the outstanding voting shares (voting as a single class) and the outstanding shares of each class of stock, voting as separate classes, of the Corporation in accordance with Sections 152 and 903 of the California Corporations Code. The total number of shares outstanding and entitled to vote on the record date was 109,414,896 shares of Common Stock and 30,000 shares of Series A Preferred stock. The number of shares of each class voting in favor of the foregoing amendment, both as separate classes and as a single class, exceeded the vote required. The percentage vote required was more than 50% of the outstanding shares of Common Stock and Series A Preferred stock (voting as separate classes and as a single class).

Each of the undersigned further declares under penalty of perjury under the laws of the State of California that the matters set forth in the foregoing Certificate are true and correct of his own knowledge. Executed this 30th day of June, 2010.

/s/ Steven D. Runkel
Steven D. Runkel , President

/s/ Stephen J. Vukadinovich
Stephen J. Vukadinovich, Secretary